

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2024

Brent Hinds
Chief Financial Officer
ClearSign Technologies Corp
8023 E. 63rd Place, Suite 101
Tulsa, Oklahoma 74133

> **Re: ClearSign Technologies Corp**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2023**
> **File No. 001-35521**

Dear Brent Hinds:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services